Catalyst Paper Corporation 16th Floor, 250 Howe Street Vancouver, British Columbia Canada V6C 3R8 Tel: 604 654 4000 Fax: 604 654 4048

News Release

June 19, 2007

Catalyst Paper Corporation announces proposed private placement of senior notes

Vancouver, BC – Catalyst Paper Corporation today announced that it intends to sell, on a private placement basis, US$200 million in aggregate principal amount of senior notes with a proposed maturity of 2017 through an offering within the United States pursuant to Rule 144A under the U.S. Securities Act of 1933, as amended, and in certain Canadian Provinces and other jurisdictions under Regulation S under the U.S. Securities Act of 1933, as amended.

The net proceeds of the offering of the senior notes will be used for general corporate purposes, which may include acquisitions and investments to support our continued growth.

Catalyst is a leading producer of mechanical printing papers in North America, headquartered in Vancouver, British Columbia. The company also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. With five mills at sites within a 160-kilometre radius on the south coast of BC, Catalyst has a combined annual capacity of 2.4 million tonnes of product. Catalyst’s common shares trade on the Toronto Stock Exchange under the symbol CTL.

The senior notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United Sates absent registration or an applicable exemption from the registration requirements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of the senior notes in any state or jurisdiction where such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

For more information:

Lyn Brown
Vice-President, Corporate Relations
604-654-4212